Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended December 31,					Three months ended March 31, 2013
(000's except ratio)	2008	2009	2010	2011	2012
Earnings
Add:
Pre-tax income	(79,641)	(9,342)	27,016	43,058	64,150	10,999
Fixed charges	1,876	1,136	441	1,716	25,860	10,884
Less:
Interest capitalized	—	(106)	(441)	(1,004)	(7,952)	(5,755)

	(77,765)	(8,312)	27,016	43,770	82,058	16,128
Fixed charges:
Interest expensed	1,876	943	—	613	16,614	4,507
Interest capitalized	—	106	441	1,004	7,952	5,755
Amortized premiums, discounts and capitalized expenses related to indebtness	—	87	—	99	1,294	622

	1,876	1,136	441	1,716	25,860	10,884
Ratio of earnings to fixed charges:	— (1)	— (2)	61.26	25.51	3.17	1.48

(1)	Pre-tax loss was $79.6 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate earnings of $79.6 million to achieve a ratio of earnings to fixed charges of 1:1.
(2)	Pre-tax loss was $9.3 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate earnings of $9.3 million to achieve a ratio of earnings to fixed charges of 1:1.